UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9518

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

(formerly known as THE PROGRESSIVE RETIREMENT SECURITY PROGRAM)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements with Auditors’ Report for The Progressive 401(k) Plan, for the years ended December 31, 2011 and 2010.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Administrative Committee, as Administrator of The Progressive 401(k) Plan

By:	/s/ David M. Coffey
Name:	David M. Coffey
Title:	Authorized Signatory

Date: June 26, 2012

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

For the Years Ended

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

The Progressive 401(k) Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive 401(k) Plan (“Plan”) as of December 31, 2011 and 2010, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. The financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year), together referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 25, 2012

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

(000’s omitted)

	December 31
	2011	2010
ASSETS

Pending trade settlement	$308	$1,258

Notes receivable from participants	50,762	43,316

Investments, at Fair Value:
The Progressive Corporation Common Shares (cost: $377,808 and $368,296)	523,938	542,577
Other investments (cost: $1,133,221 and $1,002,063)	1,225,535	1,156,321

	1,749,473	1,698,898

Net Assets Available for Benefits at Fair Value	1,800,543	1,743,472

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,373)	(1,705)

Net Assets Available for Benefits	$1,796,170	$1,741,767

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

(000’s omitted)

	Year Ended December 31
	2011	2010
Additions to Net Assets Attributed to:
Contributions:
Employer	$63,860	$60,941
Participants’	94,858	89,648
Rollovers	2,490	2,453

	161,208	153,042

Interest income on notes receivable from participants	2,069	1,995

Investment Income:
Net appreciation/(depreciation) in fair value of The Progressive Corporation Common Shares	(8,921)	49,901
Net appreciation/(depreciation) in fair value of other investments	(44,871)	104,764
Dividends on The Progressive Corporation Common Shares	10,815	30,358
Interest and other dividends	33,242	19,531

Total Investment Income/(Loss)	(9,735)	204,554

Deductions from Net Assets Attributed to:
Benefits paid to participants	96,733	93,819
Employee stock ownership plan dividend distribution	1,902	4,476
Other expenses	504	533

Total Deductions	99,139	98,828

Net Increase	54,403	260,763

Net Assets Available for Benefits:
Beginning of Year	1,741,767	1,481,004

End of Year	$1,796,170	$1,741,767

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

1	Description of the Plan

Effective January 1, 2011, the Plan was amended to add provisions allowing participants to make Roth elective deferrals to the Plan.

Effective December 3, 2010, The Progressive Corporation Stock Fund was converted to an Employee Stock Ownership Program, or ESOP.

The Progressive Corporation declared a $1 extraordinary dividend payable on December 29, 2010 for shareholders of record as of December 20, 2010.

General:

The Plan is designed to encourage employee savings and provide benefits upon an employee’s retirement, death, disability or termination of employment.

All employees of The Progressive Corporation (“the Company”) and certain of its subsidiaries that have adopted the Plan, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment (“Covered Employee”).

Contributions:

Participants may contribute to the Plan, on a pretax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as “highly compensated employees” under Federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants’ eligible compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

1	Description of the Plan, Continued

Vesting:

The portion of the participant’s account in the Plan attributable to the participant’s own contributions, including earnings thereon, vests immediately. Each participant is 100% vested in the Company’s matching contributions made on or after January 1, 2009. Prior to January 1, 2009, each participant’s interest in the Company’s matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company.

Forfeitures are being held pending reinstatements to rehired employees. Company contribution forfeiture activity has been summarized below.

Description	2011	2010
Beginning Forfeiture Balance	$169,005	$320,782
Used to Reduce Company Contributions	(125,000)	(308,557)
Contributions Reinstated	(17,011)	(19,147)
Contributions Forfeited	56,082	162,359
Dividends	3,231	13,568

Ending Forfeiture Balance	$86,307	$169,005

Investment Options for Company Match:

Company matching contributions are invested according to participants’ elections.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

1	Description of the Plan, Continued

Notes Receivable from Participants:

In September 2010, the FASB issued an amendment, “Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. The amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. There was no impact to the net assets as of December 31, 2010 and 2009, as a result of the adoption.

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant’s account and bear interest at the same rate throughout the life of the loan.

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. This interest rate remains constant over the life of the loan. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 will be deducted from the participant’s account for each new loan.

Loan repayments may be suspended for up to (1) year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave, will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan by method of automatic or electronic withdrawals or debits from a financial institution known as “ACH” debits.

Self-Directed Retirement Plan (discontinued effective January 1, 2009)

General:

The primary purpose of the SDRP was to provide benefits upon a participant’s or former participant’s retirement, death, disability or termination of employment.

Prior to January 1, 2009, all employees of the Company and certain of its subsidiaries that have adopted the Plan were eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completed one year of service, had 1,000 hours of service within a service year and had attained age twenty-one (21).

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

1	Description of the Plan, Continued

Contributions:

The SDRP provided for the following contribution rates for employees who met the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates were applied to eligible compensation not exceeding the social security wage base.

Vesting:

Effective January 1, 2007, Progressive adopted a new vesting schedule for SDRP. SDRP contributions made before January 1, 2007 and any earnings on those contributions become 100% vested after completing 5 full years of service. SDRP contributions made after December 31, 2006 and any earnings on those contributions became 100% vested after 3 full years of service.

Company contributions fully vest if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies.

Upon termination, non-vested Company contributions are forfeited. SDRP forfeiture activity has been summarized below.

Description	2011	2010
Beginning Forfeiture Balance	$481,726	$723,563
Used to Reduce Company Contributions	(325,000)	(291,570)
Contributions Reinstated	(11,830)	(20,710)
Contributions Forfeited	2,167	59,296
Dividends	4,642	11,147

Ending Forfeiture Balance	$151,705	$481,726

2	Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP”).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition:

At the close of business on June 14, 2011, the Vanguard Total International Stock Index Fund-Investor Class was frozen to new contributions and exchanges in. This fund was liquidated and proceeds were invested in the Vanguard Total International Stock Index Fund-Institutional Class.

The fair value of investments in wrap contracts is determined using a discounted cash flow model which considers recent fee bids from recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a “wrapper” contract issued by a third-party. Fidelity Management Trust Company (“FMTC”) seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principle and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., an employer-initiated event such as a layoff, sale of a division, plan termination, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The fair value of the Fidelity Managed Income Portfolio II investment contract at December 31, 2011 and 2010, was $179,994,825 and $172,651,049, respectively. The average yield was 1.92% and 2.25% and the crediting interest rate was 1.60% and 1.82% for 2011 and 2010, respectively. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan’s investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2011 or 2010.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

2	Summary of Significant Accounting Policies, Continued

Fair Value:

In January 2010, the FASB issued Accounting Standard Update 2010-06, which will require additional disclosures related to fair value measurements. The additional disclosures will include a separate disclosure of the amount of significant transfers in and out of Level 1 and 2, including a description of the reason for the transfer. In addition, for the reconciliation of activity in Level 3 measurements, information about purchases, sales, issuances and settlements will need to be reported on a gross basis, rather than as one net number. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The guidance did not affect the financial statements.

As defined in FASB ASC 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The Plan has categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain common/collective trusts and unitized investment funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the Plan’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

Description	12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$289,046,732	$289,046,732	$—	$—
Balanced funds	287,177,802	287,177,802	—	—
Index funds	259,237,988	259,237,988	—	—
Income funds	130,394,227	130,394,227	—	—
Other funds	25,538,216	25,538,216	—	—

Total mutual funds	991,394,965	991,394,965	—	—

Common Stocks:
Insurance	524,373,723	524,373,723	—	—
Other	24,145,233	24,145,233	—	—

Total common stocks	548,518,956	548,518,956	—	—

Common/Collective Trusts	179,994,825	—	179,994,825	—
Money Market	28,374,826	28,374,826	—	—
Certificates of Deposit	148,871	148,871	—	—
Unitized Investment Funds	721,603	—	721,603	—
Corporate Bonds	151,159	151,159	—	—
Government Bonds	78,224	78,224	—	—
Preferred Stock	24,802	24,802	—	—
Rights/Warrants/Options	64,641	64,641	—	—

Total	$1,749,472,872	$1,568,756,444	$180,716,428	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

Description	12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$302,072,590	$302,072,590	$—	$—
Balanced funds	253,262,609	253,262,609	—	—
Index funds	242,597,894	242,597,894	—	—
Income funds	111,710,163	111,710,163	—	—
Other funds	24,132,596	24,132,596	—	—

Total mutual funds	933,775,852	933,775,852	—	—

Common Stocks:
Insurance	542,938,299	542,938,299	—	—
Other	23,060,031	23,060,031	—	—

Total common stocks	565,998,330	565,998,330	—	—

Common/Collective Trusts	172,651,049	—	172,651,049	—
Money Market	25,351,705	25,351,705	—	—
Certificates of Deposit	405,701	405,701	—	—
Unitized Investment Funds	403,775	—	403,775	—
Corporate Bonds	205,406	205,406	—	—
Government Bonds	74,179	74,179	—	—
Preferred Stock	10,840	10,840	—	—
Rights/Warrants/Options	21,062	21,062	—	—

Total	$1,698,897,899	$1,525,843,075	$173,054,824	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

2	Summary of Significant Accounting Policies, Continued

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3	Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company match, Company SDRP contributions prior to January 1, 2009 and an allocation of earnings. Allocations are based on the portion of each participant’s account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

3	Participant Accounts, Continued

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

Investment Options	Total Number of Shares	Net Asset Share Values

2011
Vanguard Target Retirement Income Fund	393,097.26	11.53
Vanguard Target Retirement 2005 Fund	190,407.10	11.98
Vanguard Target Retirement 2010 Fund	446,846.78	22.43
Vanguard Target Retirement 2015 Fund	785,584.63	12.30
Vanguard Target Retirement 2020 Fund	1,306,150.84	21.69
Vanguard Target Retirement 2025 Fund	1,334,334.23	12.27
Vanguard Target Retirement 2030 Fund	2,395,830.57	20.92
Vanguard Target Retirement 2035 Fund	1,834,659.42	12.51
Vanguard Target Retirement 2040 Fund	1,479,231.75	20.50
Vanguard Target Retirement 2045 Fund	1,322,022.57	12.87
Vanguard Target Retirement 2050 Fund	397,868.65	20.41
Vanguard Target Retirement 2055 Fund	14,500.13	21.86
Fidelity Retirement Money Market Portfolio	28,374,826.46	1.00
Fidelity Managed Income Portfolio II-Class 3	175,621,549.87	1.00
Vanguard Total Bond Market	6,845,885.56	11.00
Oakmark Equity and Income Fund-Class 1	3,220,984.82	27.05
Vanguard Value Index Fund-Institutional	1,403,736.86	20.47
ABF Small Cap Value-Institutional	1,292,382.31	19.01
Vanguard Institutional Index Fund	1,498,486.47	115.04
Fidelity Low-Priced Stock Fund-K Shares	2,296,780.96	35.70
Fidelity Mid-Cap Stock Fund-K Shares	3,051,298.44	26.64
Wasatch Small Cap Growth Fund	879,317.54	37.81
Fidelity Diversified International Fund-K Shares	3,631,007.24	25.48
Vanguard Total International Stock Index-Institutional	185,276.34	87.32
Vanguard Mid-Cap Index-Institutional	604,510.08	19.69
Vanguard Small-Cap Index-Institutional	280,675.08	33.39
Vanguard Growth Index-Institutional	650,038.91	31.79
PIMCO Total Return-Institutional	2,807,847.10	10.87
The Progressive Corporation Stock Fund	26,854,835.90	19.51

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

3	Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values

2010
Vanguard Target Retirement Income Fund	414,861.62	11.28
Vanguard Target Retirement 2005 Fund	133,438.65	11.73
Vanguard Target Retirement 2010 Fund	444,517.12	22.31
Vanguard Target Retirement 2015 Fund	546,650.97	12.42
Vanguard Target Retirement 2020 Fund	1,100,709.34	22.10
Vanguard Target Retirement 2025 Fund	1,023,731.31	12.62
Vanguard Target Retirement 2030 Fund	2,107,094.39	21.68
Vanguard Target Retirement 2035 Fund	1,426,612.05	13.09
Vanguard Target Retirement 2040 Fund	1,201,693.86	21.50
Vanguard Target Retirement 2045 Fund	939,389.32	13.50
Vanguard Target Retirement 2050 Fund	244,764.10	21.40
Fidelity Retirement Money Market Portfolio	25,351,704.62	1.00
Fidelity Managed Income Portfolio II-Class 3	170,946,236.64	1.00
Vanguard Total Bond Market	6,157,256.11	10.60
Oakmark Equity and Income Fund-Class 1	3,062,498.34	27.74
Vanguard Value Index Fund-Institutional	1,265,943.17	20.79
ABF Small Cap Value-Institutional	1,204,506.28	19.90
Vanguard Institutional Index Fund	1,442,934.70	115.01
Fidelity Low-Priced Stock Fund-K Shares	2,127,630.27	38.36
Fidelity Mid-Cap Stock Fund-K Shares	2,881,792.72	28.82
Wasatch Small Cap Growth Fund	777,139.93	39.50
Fidelity Diversified International Fund-K Shares	3,542,709.18	30.12
Vanguard Total International Stock Index	1,070,166.35	15.76
Vanguard Mid-Cap Index-Institutional	475,684.95	20.36
Vanguard Small-Cap Index-Institutional	222,896.45	34.77
Vanguard Growth Index-Institutional	507,156.28	31.60
PIMCO Total Return-Institutional	2,071,297.05	10.85
The Progressive Corporation Stock Fund	27,306,317.62	19.87

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

4	Investments

Participants can invest in any of the options offered under the Plan.

The following investments individually represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2011	2010
Fidelity Managed Income Portfolio II-Class 3	$175,621,550	$170,946,237
Vanguard Institutional Index Fund	$172,385,883	$165,951,920
Fidelity Diversified International Fund-K Shares	$92,518,065	$106,706,400
The Progressive Corporation Common Shares	$523,937,848	$542,576,531

5	Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of shares of the Company’s common stock.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

6	Income Tax Status

The Plan obtained its latest determination letter on June 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On December 7, 2009, the Plan applied for an updated determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2011 and 2010

7	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 to improve the consistency of fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). As a result, the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements may change. Further, ASU 2011-04 provides additional disclosure requirements surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances and identification of the level in the fair value hierarchy used for assets and liabilities which are not recorded at fair value, but where fair value is disclosed. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The guidance is not expected to affect the financial statements.

9	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through June 25, 2012, which is the date the financial statements were available to be issued.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Part IV Line 4i

The Progressive 401(k) Plan

Plan No. 003

EIN 34-0963169

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity	2,296,780.96 shares of Fidelity Low-Price Stock Fund-K Shares	$81,995,080
*	Fidelity	3,631,007.24 shares of Fidelity Diversified International Fund-K Shares	92,518,065
*	Fidelity	3,051,298.44 shares of Fidelity Mid-Cap Stock Fund-K Shares	81,286,591
*	Fidelity	28,374,826.46 shares of Fidelity Retirement Money Market Portfolio	28,374,826
* 2	Fidelity	4,832.72 shares of Fidelity Cash Reserves	4,833
* 1	Fidelity	175,621,549.87 shares of Fidelity Managed Income Portfolio II-Class 3	175,621,550
	Brokerage Account	Various Common Stocks	24,581,108
	Brokerage Account	Various Mutual Funds	25,533,383
	Brokerage Account	Various Preferred Stocks	24,802
	Brokerage Account	Various Unitized Investment Funds	721,603
	Brokerage Account	Various Rights/Warrants/Options	64,641
	Brokerage Account	Various Certificates of Deposit	148,871
	Brokerage Account	Various Corporate Bonds	151,159
	Brokerage Account	Various Government Bonds	78,224
	American Beacon Advisors	1,292,382.31 of ABF Small Cap Value Fund-Institutional Class	24,568,188
	Harris Associates L.P.	3,220,984.82 shares of Oakmark Equity and Income Fund	87,127,639
	Pacific Investment Management Company	2,807,847.10 shares of PIMCO Total Return Fund-Institutional Class	30,521,298
	The Vanguard Group	1,403,736.86 shares of Vanguard Value Index Fund-Institutional Class	28,734,494
	The Vanguard Group	185,276.34 shares of Vanguard Total International Stock Fund-Institutional Class	16,178,330
	The Vanguard Group	604,510.08 shares of Vanguard Mid-Cap Index Fund-Institutional Class	11,902,803
	The Vanguard Group	280,675.08 shares of Vanguard Small-Cap Index Fund-Institutional Class	9,371,741
	The Vanguard Group	650,038.91 shares of Vanguard Growth Index Fund-Institutional Class	20,664,737
	The Vanguard Group	1,498,486.47 shares of Vanguard Institutional Index Fund	172,385,883
	The Vanguard Group	6,845,885.56 shares of Vanguard Total Bond Market Fund	75,304,741
	The Vanguard Group	393,097.26 shares of Vanguard Target Retirement Income Fund	4,532,411
	The Vanguard Group	190,407.10 shares of Vanguard Target Retirement 2005 Fund	2,281,077
	The Vanguard Group	446,846.78 shares of Vanguard Target Retirement 2010 Fund	10,022,773
	The Vanguard Group	785,584.63 shares of Vanguard Target Retirement 2015 Fund	9,662,691
	The Vanguard Group	1,306,150.84 shares of Vanguard Target Retirement 2020 Fund	28,330,412
	The Vanguard Group	1,334,334.23 shares of Vanguard Target Retirement 2025 Fund	16,372,281
	The Vanguard Group	2,395,830.57 shares of Vanguard Target Retirement 2030 Fund	50,120,776
	The Vanguard Group	1,834,659.42 shares of Vanguard Target Retirement 2035 Fund	22,951,589
	The Vanguard Group	1,479,231.75 shares of Vanguard Target Retirement 2040 Fund	30,324,251
	The Vanguard Group	1,322,022.57 shares of Vanguard Target Retirement 2045 Fund	17,014,430
	The Vanguard Group	397,868.65 shares of Vanguard Target Retirement 2050 Fund	8,120,499
	The Vanguard Group	14,500.13 shares of Vanguard Target Retirement 2055 Fund	316,973
	Wasatch Advisors, Inc.	879,317.54 shares of Wasatch Small Cap Growth Fund	33,246,996

			1,221,161,749
*	The Progressive Corporation	26,854,835.90 shares of Progressive Corporation Common Stock	523,937,848
*	Participant Loans	4.25% to 9.25% at various maturities; participant account balances as collateral	50,761,831

			$1,795,861,428

*	Party-in-interest
1	Amount represents contract value
2	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

18

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated June 25, 2012, to incorporate by reference their report dated June 25, 2012.